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Exhibit 3

SECOND AMENDMENT TO
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
BJ CHICAGO, L.L.C.

        THIS SECOND AMENDMENT TO LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Amendment") is made this 5th day of December, 2002, by and among the Members of BJ Chicago, L.L.C.

Recitals

        1.    On December 20, 2000, The Jacmar Companies and Golden Resorts, Inc. entered into a Limited Liability Company Operating Agreement (the "Operating Agreement") for BJ Chicago, L.L.C., a Delaware limited liability company, in which they are Members.

        2.    On July 31, 2001, the Members entered into a First Amendment to Limited Liability Company Operating Agreement in connection with the purchase of additional Shares and the addition of new Members.

        3.    The Members now wish to further amend the Operating Agreement to permit Members to use their Allocable Share (as defined below) of the Shares held by the Company as collateral for third-party loans and to clarify certain other provisions of the Operating Agreement.

Agreement

        NOW, THEREFORE, it is agreed that the Operating Agreement is amended as follows:

FIRST:    Sections 3.2.1 and 3.2.2 of Article 3 of the Operating Agreement are amended to read as follows:

          "3.2.1    Each Member shall be allocated an interest in the Shares held by the Company as set forth in Exhibit "A" (with a Member's allocable interest in the Shares referred to as an "Allocable Share")."

          "3.2.2    If the Members, by unanimous consent, wish to cause the Company to purchase Additional Shares, one or more Members shall contribute to the Company cash (the "Additional Capital Contribution"), with the aggregate amount of such Additional Capital Contribution equal to the product of (a) the per share price of the additional Shares and (b) the number of additional Shares to be purchased. Upon any purchase of additional Shares pursuant to this Section 3.2.2, appropriate adjustment shall be made to Exhibit "A" such that each Member's Allocable Share reflects whether and to what extent such Member contributed to the Additional Capital Contribution used to purchase such additional Shares."

SECOND:    A new Section 4.4 is added to the Operating Agreement which reads as follows:

          "4.4    Using Shares as Collateral.    Upon the unanimous consent of the Members, the Company shall permit a Member to use its Allocable Share of the Shares as collateral for a loan made by a third-party lender to such Member. In such a case, the Company shall enter into such documents or take any other actions as may be appropriate to create and perfect a security interest in a number of Shares equal to such Member's Allocable Share (the "Collateral Shares"), including without limitation by pledging the Collateral Shares. Upon a foreclosure on the pledge by the lender, the borrowing Member's Allocable Share shall be decreased by the number of Shares foreclosed upon by the lender."

THIRD:    Terms used in this Amendment and not otherwise defined shall have the meanings given such terms in the Operating Agreement, as amended to date. The amendments to the Operating Agreement contemplated hereby shall be effective retroactively to the original date of the Operating Agreement. In all other respects, the terms and provisions of the Operating Agreement are restated and confirmed.

        IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the day and year first above written.

THE JACMAR COMPANIES		GOLDEN RESORTS, INC.
By:	/s/ JAMES A. DAL POZZO James A. Dal Pozzo, President	By:	/s/ SHANN M. BRASSFIELD Shann M. Brassfield, President
/s/ JAMES A. DAL POZZO James A. Dal Pozzo		/s/ WILLIAM H. TILLEY William H. Tilley
JERRY G. BRASSFIELD REVOCABLE TRUST		SHANN M. BRASSFIELD REVOCABLE TRUST
By:	/s/ JERRY G. BRASSFIELD Jerry G. Brassfield, Trustee	By:	/s/ SHANN M. BRASSFIELD Shann M. Brassfield, Trustee

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  Exhibit 3